ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Room B7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC
Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

October 17, 2006

Contact: Ling Yun Wu
Asia Pacific Wire & Cable
(886) 2-2712-2558

Michael Mandelbaum
Mandelbaum and Morgan
(310) 785-0810

ASIA PACIFIC WIRE & CABLE ANNOUNCES THE
 POSTPONEMENT OF ITS ANNUAL GENERAL MEETING OF SHAREHOLDERS

NEW YORK, NY – October 17, 2006   –   Asia Pacific Wire & Cable Corporation Limited (Pink Sheets: AWRCF) (the ‘‘Company’’) announced today that its 2005 annual general meeting (the ‘‘Meeting’’) of the Company, which was scheduled to occur on October 18, 2006 at the offices of the Company located at No. 132 Min-Sheng East Road, Section 3, 7th Floor, Taipei, 105 Taiwan, ROC at 9:00 p.m. (Taipei time), which is 9:00 a.m. (New York time), has been postponed.

On Wednesday, October 11, 2006, the Supreme Court of Bermuda (the ‘‘Court’’), in response to a petition filed by Sino-JP Fund to enjoin the Meeting, granted the relief requested by Sino-JP Fund and enjoined the holding of the meeting on Wednesday, October 18, 2006. The Company and the Board of Directors recognize the importance to the shareholders of convening a shareholders’ meeting, and therefore, on Friday, October 13, 2006, the Company appealed the order enjoining the Meeting. At the same time, Mr. Gai Poo Lee, in his capacity as a director, filed a Section 76 Application under the Bermuda Companies Act requesting a determination by the Court that the Meeting may proceed as scheduled. The Court denied the request to overturn the injunction. With respect to the Section 76 Application requesting the Court to order a Meeting, the Court adjourned its ruling, but noted that the application could be restored if the Board of Directors is unable to agree on the scheduling of a Meeting in the near future.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.